United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

XXX

Press Release

Vale informs on injunction and class actions complaints

Rio de Janeiro, January 29th, 2019 — Vale S.A. (“Vale”) informs that the Public Ministry of Labor filed a Public Civil Action and a preliminary injunction was granted, determining (i) a freezing of R$ 800 million to secure the indemnification of direct and third-party employees that worked in the Córrego de Feijão mine at the time of the dam breach; (ii) maintenance of the wage payments to the relatives of direct and third-party employees that are still missing while the status of fatality is unconfirmed; (iii) payment of funeral expenses, transfer of body, burial of all direct and third-party employees; and, (iv) among other administrative measures.

Futhermore, on January 28th, 2019, a putative securities class action complaint was filed against Vale, its CEO Fabio Schvartsman, and CFO Luciano Siani Pires, in the United States District Court for the Eastern District of New York. The complaint, putatively brought on behalf of certain purchasers of Vale securities, alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleges, among other things, that the Company made false and misleading statements, and omitted to make disclosures, concerning the risks and potential damage of a breach of the dam in the Córrego de Feijão mine in Brumadinho, Brazil. The complaint seeks an unspecified amount of damages. Given the early stage of the proceeding, it is not possible at this time to predict the outcome of this matter. Vale intends to defend vigorously against the claims.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: January 29th, 2019		Director of Investor Relations